Contact

www.linkedin.com/in/lizgiel (LinkedIn)
hierophant.io (Company)

Top Skills

Research
Online Advertising
Content Strategy

Languages

Spanish

Certifications

Statistical Thinking for Data Science and Analytics – ColumbiaX
Applied Data Science
Advanced Quantitative Methods for Insights and Analytics

Honors-Awards

2016 Sustained Success Effie - Silver
2016 Jay Chiat Awards, Bronze
2015 Leland T. Lynch Creativity Award
32 Under 32 Award

Liz Giel

Co-Founder and Partner at The Coven | Market Research & Brand Strategy Consultant
St Paul, Minnesota, United States

Summary

Award-winning strategic design leader with demonstrated track record collaborating with diverse teams to plan, activate, and evaluate effective marketing programs. Extensive background designing innovative research approaches, revealing insights that inspire groundbreaking creative opportunities. Experience in a range of industries including automotive, hospitality, healthcare, retail, consumer packaged goods, nonprofit organizations, and more. Expert in human-centered design, research and innovation.

Experience

The Coven

Co-Founder, Partner
2017 - Present (6 years)
Greater Minneapolis-St. Paul Area

The Coven is a network of radical spaces where changemakers connect, learn, and grow. Our mission is to be a catalyst for transformation, providing physical and psychological safety to our community members. My responsibilities include marketing, consumer insights, communications strategy, effectiveness, and partnerships.

Hierophant

Owner / Brand Strategy and Consumer Research
March 2019 - Present (4 years 5 months)
Greater Minneapolis-St. Paul Area

I partner with companies and agencies to help them identify and understand target audiences in service of designing effective marketing programs. My expertise includes consumer insights, brand positioning, communications planning, digital/content strategy, and market research. This includes ethnography, usability testing, quantitative studies, and online focus groups. My speciality is quick-turn market research that allows your team to get insights quickly, and at a fraction of the cost of traditional studies.

Fast Horse

VP, Strategy

March 2018 - March 2019 (1 year 1 month)

Greater Minneapolis-St. Paul Area

Established strategy as a formal discipline within a growing integrated creative agency. Led new business efforts to drive substantial increases in billings for strategy work, adding six new brands to the agency roster. Set up formal new offerings for existing agency clients including brand positioning, consumer insights, and campaign strategy development. Added two strategists to the team in less than a year.

Mpls MadWomen

Board Member: Programming Chair

May 2016 - May 2018 (2 years 1 month)

Minneapolis

Volunteer board member for Mpls MadWomen, a nonprofit organization dedicated to bridging the gender gap in creative fields. Planned quarterly events and initiatives, and managed ongoing community insights and organizational benchmarking efforts.

BBDO Minneapolis

VP, Director of Strategy

2017 - 2018 (1 year)

Greater Minneapolis-St. Paul Area

Led the strategic discipline at BBDO Minneapolis including brand strategy, communications planning, and marketing analytics. Restructured the team to develop experts across a range of strategic functions. Partnered with multiple executive-level clients to identify growth opportunities and solve complex business problems. Worked with other BBDO offices and Omnicom partners worldwide to bring the most advanced knowledge forward to internal agency teams and clients. Led strategic campaign planning efforts for Hormel clients including Skippy, Natural Choice, SPAM, Evolve, Pepperoni, and more.

Carmichael Lynch

Group Planning Director

April 2013 - April 2017 (4 years 1 month)

Responsible for leading all creative strategy efforts on the Subaru of America business. Shaped industry-leading work for Subaru, increasing purchase intent three-fold and continued monthly record-breaking sales growth. Guided efforts to reach new, diverse audiences with brand communications, including the

launch of Subaru’s Hispanic marketing initiative in 2017. Provided strategic direction for Subaru’s zero-landfill partnership with three renowned national parks.

Fallon

Strategist

August 2010 - April 2013 (2 years 9 months)

Led brand and digital strategy for clients including Cadillac, Cruzan Rum, Deluxe Corporation, The Cosmopolitan of Las Vegas, and Travelers Insurance. Part of the team responsible for revitalizing Cadillac. Worked on ATS vehicle launch to achieve record-breaking sales growth, a third-place entry into the compact luxury segment, and two Effie wins. Repositioned Deluxe Corporation from a 100-year-old check printer to a full-service marketing partner for small businesses, increasing brand searches by 400% and lead generation by 166%.

Miami Ad School

Instructor

June 2011 - March 2013 (1 year 10 months)

Teaching "It's A Mobile World" (POP 537)

Haberman

Strategist

May 2009 - August 2010 (1 year 4 months)

Led strategy and interactive marketing programs for clients including Annie's Homegrown, Organic Valley, Volvo, Organic Trade Association, U.S. Pond Hockey Championships, and more.

Questar

Sales and Marketing

July 2008 - April 2009 (10 months)

Designed and implemented marketing activities across three lines of business.

Pediatric Home Service

Business Development and Corporate Communications

May 2005 - June 2008 (3 years 2 months)

Education

University of Minnesota

B.A., Psychology, Spanish

Parsons School of Design - The New School

Master of Science (M.S.), Strategic Design and Leadership